JNL Series Trust 485BPOS

Ex. 99.28(d)(5)(v)

Amendment to Amended and Restated Sub-Advisory Agreement Between

Jackson National Asset Management, LLC And BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Sub-Advisory Agreement effective September 1, 2022 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B to the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the JNL/BlackRock Global Allocation Fund, effective April 27, 2026.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 27, 2026, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective April 27, 2026.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/ Emily J. Bennett	By:	/s/ Sean Baker
Name:	Emily J. Bennett	Name:	Sean Baker
Title:	VP and Deputy General Counsel	Title:	Managing Director

Schedule B

Dated April 27, 2026

(Compensation)

JNL/BlackRock Global Allocation Fund
Average Daily Net Assets	Annual Rate
$0 to $1.5 Billion	0.35%
$1.5 Billion to $2.5 Billion	0.30%
Amounts over $2.5 Billion	0.25%

JNL/BlackRock Large Cap Select Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $350 Million	0.25%
$350 Million to $700 Million	0.20%
Amounts over $700 Million	0.14%

B-1